FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September 2002

Royal Dutch Petroleum Company

Translation of registrant’s name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The “Shell” Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on September 13, 2002 it purchased 500,000 ordinary shares at a price of 43.42 euros per share.

The “Shell” Transport and Trading Company, p.l.c. announces that on September 13, 2002 it purchased for cancellation 2,250,000 ordinary shares at a price of 404.00 pence per share.

Since the launch of the Companies’ share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 60,066,352 ordinary shares leaving ordinary shares outstanding in the market of 2,084,230,000. The “Shell” Transport and Trading Company, p.l.c. has repurchased a total of 272,309,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,671,200,000. No New York Shares of The “Shell” Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, September 16, 2002

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The “Shell” Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on September 18, 2002 it purchased 240,000 ordinary shares at a price of 42.43 euros per share.

The “Shell” Transport and Trading Company, p.l.c. announces that on September 18, 2002 it purchased for cancellation 1,256,000 ordinary shares at a price of 393.65 pence per share.

Since the launch of the Companies’ share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 60,306,352 ordinary shares leaving ordinary shares outstanding in the market of 2,083,990,000. The “Shell” Transport and Trading Company, p.l.c. has repurchased a total of 273,565,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,669,944,000. No New York Shares of The “Shell” Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, September 19, 2002

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The “Shell” Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on September 24, 2002 it purchased 290,000 ordinary shares at a price of 40.22 euros per share.

The “Shell” Transport and Trading Company, p.l.c. announces that on September 24, 2002 it purchased for cancellation 1,444,000 ordinary shares at a price of 372.54 pence per share.

Since the launch of the Companies’ share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 60,596,352 ordinary shares leaving ordinary shares outstanding in the market of 2,083,700,000. The “Shell” Transport and Trading Company, p.l.c. has repurchased a total of 275,009,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,668,500,000. No New York Shares of The “Shell” Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, September 25, 2002

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The “Shell” Transport and Trading Company, p.l.c.

Notice of Results and Forthcoming Events

•	From October 7 – 9, 2002 an Investor Relations field trip will take place in North America. All presentation material used during this field trip will be available on www.shell.com/investor on the day it is to be presented.

•	An interview with Paul Skinner, Group Managing Director and CEO of the Oil Products business will also be available on the above web site at 09.00 hours B.S.T. (10.00 hours C.E.S.T) on 7 October 2002.

•	On October 31 2002, the third quarter results of the Group will be released at 10.00 hours G.M.T. (11.00 hours C.E.T.).

•	During November senior executives of the Group will meet investors in the UK, the USA, the Netherlands, Germany and France. Speeches will made by Jeroen van der Veer, President of Royal Dutch Petroleum and Group Managing Director, on November 6th and by Philip Watts, Chairman of the Committee of Managing Directors of the Royal Dutch / Shell Group of Companies on Nov 13th. Presentation materials used will be made available on WWW.shell.com/investor.

•	The Group’s annual strategy update and performance review for investors and analysts will take place on 6 February 2003 and will coincide with the publication of the fourth quarter and full year 2002 results.

Contact:
UK: UK: Europe: USA:	Simon Henry Michael Harrop Bart van der Steenstraten David Sexton	+44 20 7934 3855 +44 20 7934 6287 +31 70 377 3996 +1 212 218 3112

The Hague, September 25, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, September 26, 2002

President/Managing Director	General Attorney

(J. van der Veer)	(R. van der Vlist)